(Exhibit 12.1)
Hanesbrands Inc.
Ratio of Earnings to Fixed Charges
(Dollars in thousands)
(Unaudited)

		Six Months
	Year Ended	Ended	Years Ended
	December 29,	December 30,	July 1,	July 2,	July 3,	June 28,
	2007	2006	2006	2005	2004	2003
Earnings, as defined:
Income from continuing operations before income tax expense, minority interest and income/loss from equity investees	$185,321	$112,830	$417,543	$343,099	$397,512	$545,838
Fixed charges	223,395	90,168	44,366	52,596	52,743	59,538
Amortization of capitalized interest	3,676	2,024	4,227	5,000	6,438	7,990
Distributed income of equity investees	—	—	—	3,030	3,943	4,929
Interest capitalized	(2,184)	(1,904)	(4,656)	(1,694)	(1,353)	(1,839)
Minority interest in pre-tax income	(1,195)	(910)	(1,224)	(55)	100	—

Total earnings, as defined	$409,013	$202,208	$460,256	$401,976	$459,383	$616,456

Fixed charges, as defined:
Interest expense	$201,131	$78,692	$26,075	$35,244	$37,411	$44,245
Amortized premiums, discounts and capitalized expenses related to indebtedness	6,475	2,279	—	—	—	—
Interest factor in rental expenses	15,789	9,197	18,291	17,352	15,332	15,293

Total fixed charges, as defined	$223,395	$90,168	$44,366	$52,596	$52,743	$59,538

Ratio of earnings to fixed charges	1.83	2.24	10.37	7.64	8.71	10.35

Note:	The Ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations in this Form 10-K.